June 13, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Savings Financial Group, Inc.
Clarksville, Indiana
Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of First Savings Financial Group, Inc. (the “Company”), we are hereby filing the Company’s Registration Statement on Form S-1. The Company is the proposed holding company for First Savings Bank, F.S.B. a federally chartered savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation.

A wire transfer in the amount of $1,650 has been executed pursuant to 17 C.F.R. § 202.3 in payment of the required filing fee.

If you have any questions about the filing, please contact the undersigned at (202) 508-5854.

Very truly yours, KILPATRICK STOCKTON LLP

/s/ Victor L. Cangelosi
Victor L. Cangelosi

VLC/

Enclosure

cc:	Larry W. Myers, President and Chief Executive Officer

John P. Lawson, Jr., Chief Operations Officer

Tony A. Schoen, Assistant Controller

Paul M. Aguggia, Esq., Kilpatrick Stockton LLP

Kelli C. Provenzano, Esq., Kilpatrick Stockton LLP